ASML 2025 Second-Quarter Veldhoven, the Netherlands July 16, 2025 ASML reports €7.7 billion total net sales and €2.3 billion net income in Q2 2025 Full-year 2025 expected total net sales growth of around 15% with gross margin around 52% Exhibit 99.2

Page 2July 16, 2025 Public • Investor key messages • Business summary • Outlook • Financial statements Agenda

Page 3July 16, 2025 Investor key messages

Page 4July 16, 2025 Public Investor key messages • The semiconductor industry remains strong, driven by artificial intelligence adoption across an expanding applications space and is expected to surpass $1 trillion in revenue by 2030 • The industry will require major innovations to address AI power consumption and cost challenges • Our customers remain at the core of our strategy and we believe that lithography will remain at the heart of their innovation. We anticipate that an increased number of critical lithography exposures for advanced logic and memory processes will be required • Our flexible and versatile portfolio is well positioned to address all customer needs as we extend holistic lithography to support 3D front-end integration, improve DUV and EUV performance and cost effectiveness and scale EUV technology well into the next decade • Based on different market and lithography intensity scenarios, as presented during our Investor Day in November 2024, we see an opportunity to achieve 2030 annual revenue between approximately €44 billion and €60 billion with a gross margin between approximately 56% and 60% • ASML values the strong industry partnerships which are critical to our success and our collective commitment to a leadership position in ESG • We expect to continue to return significant amounts of cash to our shareholders through growing dividends and share buybacks

Page 5July 16, 2025 Business summary

Page 6July 16, 2025 Public 1 Installed Base Management equals our net service and field option sales. 2 Income from operations as a percentage of total net sales. 3 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. Q2 results summary Numbers have been rounded for readers' convenience. Q2 2025 Total net sales €7.7 billion Net system sales €5.6 billion Installed Base Management1 sales €2.1 billion Gross Margin 53.7% Operating margin2 34.6% Net income as a percentage of total net sales 29.8% Earnings per share (basic) €5.90 Net bookings3 €5.5 billion of which EUV bookings €2.3 billion

Page 7July 16, 2025 Public Shipped 1st EXE:5200B system Driving cost of technology improvement by increased productivity at better overlay performance

Page 8July 16, 2025 Public Net system sales breakdown (Quarterly) Q2’25 Net system sales €5,596 million Q1’25 Net system sales €5,740 million

Page 9July 16, 2025 Public Logic Memory Installed Base Management1 1 Installed Base Management equals our net service and field option sales. Total net sales by End-use through Q2

Page 10July 16, 2025 Public Net systems bookings1 activity by End-use (Quarterly) Q2’25 net system bookings €5,541 million Q1’25 net system bookings €3,936 million 1 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted.

Page 11July 16, 2025 Public • In Q2, ASML paid a final dividend of €1.84 per ordinary share. Together with the interim dividend paid in 2024 and 2025, this resulted in a total dividend for 2024 of €6.40 per ordinary share • The first quarterly interim dividend over 2025 will be €1.60 per ordinary share and will be made payable on August 6, 2025 • In Q2 2025 we purchased around 2.3 million shares for a total amount of around €1.4 billion Cash return to shareholders Share buyback Dividend paid Third interim and final dividend for a year are paid in the subsequent year Total dividend through Q2 Interim dividend (to be paid)

Page 12July 16, 2025 Outlook

Page 13July 16, 2025 Public Outlook 1 Installed Base Management equals our net service and field option sales. 2 Relative to 2024 Q3 2025 Total net sales between €7.4 billion and €7.9 billion of which Installed Base Management1 sales around €2.0 billion Gross margin between 50% and 52% R&D costs around €1.2 billion SG&A costs around €310 million FY 2025 Expected total net sales growth2 around 15% Gross margin around 52% Annualized effective tax rate around 17%

Page 14July 16, 2025 Financial Statements

Page 15July 16, 2025 Public Consolidated statements of operations € million Quarter on Quarter Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Total net sales 6,243 7,467 9,263 7,742 7,692 Gross profit 3,212 3,793 4,790 4,180 4,130 Gross margin % 51.5 50.8 51.7 54.0 53.7 R&D costs (1,101) (1,055) (1,116) (1,161) (1,167) SG&A costs (277) (297) (318) (281) (299) Income from operations 1,834 2,441 3,356 2,738 2,664 Operating income as a % of total net sales 29.4 32.7 36.2 35.4 34.6 Net income 1,578 2,077 2,693 2,355 2,290 Net income as a % of total net sales 25.3 27.8 29.1 30.4 29.8 Earnings per share (basic) € 4.01 5.28 6.85 6.00 5.90 Earnings per share (diluted) € 4.01 5.28 6.84 6.00 5.90 Lithography systems sold (units) 1 100 116 132 77 76 Net bookings 2 5,567 2,633 7,088 3,936 5,541 1 Lithography systems do not include metrology and inspection systems. 2 Net bookings include all system sales orders and inflation-related adjustments, for which written authorizations have been accepted. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 16July 16, 2025 Public Consolidated statements of cash flows € million Quarter on Quarter Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Cash and cash equivalents, beginning of period 5,101 4,814 4,979 12,736 9,098 Net cash provided by (used in) operating activities 924 950 9,545 (58) 748 Net cash provided by (used in) investing activities (437) (215) (1,233) (416) (428) Net cash provided by (used in) financing activities (773) (565) (567) (3,151) (2,164) Effect of changes in exchange rates on cash (1) (4) 12 (12) (11) Net increase (decrease) in cash and cash equivalents (287) 166 7,757 (3,637) (1,855) Cash and cash equivalents, end of period 4,814 4,979 12,736 9,098 7,243 Short-term investments 205 5 5 5 5 Cash and cash equivalents and short-term investments 5,019 4,985 12,741 9,104 7,248 Purchases of property, plant and equipment and intangible assets (538) (416) (706) (417) (429) Free cash flow 1 386 534 8,839 (475) 319 1 Free cash flow, which is a non-GAAP measure, is defined as net cash provided by (used in) operating activities minus purchases of Property, plant and equipment and intangible assets, see US GAAP Consolidated Financial Statements. These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 17July 16, 2025 Public Consolidated balance sheets € million Quarter End Assets Q2 2024 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Cash & cash equivalents and short-term investments 5,019 4,985 12,741 9,104 7,249 Accounts receivable and finance receivables, net 5,517 6,171 4,877 5,132 5,703 Contract assets 435 554 321 407 275 Inventories, net 10,972 11,414 10,892 11,025 11,576 Loans receivable 929 929 1,457 1,461 1,463 Other assets 2,592 2,519 2,731 2,708 2,810 Tax assets 2,557 2,263 2,224 2,004 1,929 Equity method investments 1,002 1,083 903 939 1,029 Goodwill 4,589 4,589 4,589 4,589 4,589 Other intangible assets 687 653 621 592 565 Property, plant and equipment 6,084 6,212 6,847 7,153 7,296 Right-of-use assets 358 394 387 365 365 Total assets 40,741 41,766 48,590 45,479 44,849 Liabilities and shareholders' equity Current liabilities 16,132 16,026 20,051 18,124 18,616 Non-current liabilities 9,898 9,589 10,062 9,854 8,615 Shareholders' equity 14,711 16,151 18,477 17,501 17,618 Total liabilities and shareholders' equity 40,741 41,766 48,590 45,479 44,849 These numbers have been prepared in accordance with US GAAP. Numbers have been rounded for readers' convenience.

Page 18July 16, 2025 Public This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to plans, strategies, expected trends, including trends in the semiconductor industry and end markets and business environment trends, expected growth in the semiconductor industry by 2030, our expectation that AI will be the key driver for the industry and the expected impact of AI demand on our business and results, our expectation that lithography will remain at the heart of customer innovation, expected demand, bookings, outlook of market segments, outlook and expected financial results including 2025 second-half outlook, expected results for Q3 2025, including net sales, Installed Base Management sales, gross margin, R&D costs, SG&A costs, outlook for full year 2025, including expected full year 2025 total net sales, gross margin, estimated annualized effective tax rate and expected IBM sales, expected full-year net sales growth percentage relative to 2024, current expectations relating to 2026 including expected drivers and uncertainties and preparation for growth in 2026, statements made at our 2024 Investor Day, including modelled revenue and gross margin opportunity for 2030, statements with respect to tariff announcements and the expected impact of such tariffs on our business and results, our expectation to continue to return significant amounts of cash to shareholders through growing dividends and share buybacks, statements with respect to our share buyback program, and statements with respect to dividends, statements with respect to expected performance and capabilities of our systems and customer plans, statements with respect to our ESG strategy and commitments and other non-historical statements. You can generally identify these statements by the use of words like “may”, “expect”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal”, “model”, “opportunity”, “commitment” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions, plans and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, risks relating to customer demand, semiconductor equipment industry capacity, worldwide demand for semiconductors and semiconductor manufacturing capacity, lithography tool utilization and semiconductor inventory levels, general trends and consumer confidence in the semiconductor industry, the impact of general economic conditions, including the impact of the current macroeconomic environment on the semiconductor industry, semiconductor market conditions, the ultimate impact of AI on our industry and business, the impact of inflation, interest rates, wars and geopolitical developments, the impact of pandemics, the performance of our systems, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, our production capacity and ability to adjust capacity to meet demand, supply chain capacity, timely availability of parts and components, raw materials, critical manufacturing equipment and qualified employees, our ability to produce systems to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, risks relating to fluctuations in net bookings and our ability to convert bookings into sales, the risk of order cancellation, delays or push outs and restrictions on shipments of ordered systems under export controls, risks relating to the trade environment, import/export and national security regulations and orders and their impact on us, including the impact of changes in export regulations and the impact of such regulations on our ability to obtain necessary licenses and to sell our systems and provide services to certain customers, the impact of the tariff announcements, exchange rate fluctuations, changes in tax rates, available liquidity and free cash flow and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, the number of shares that we repurchase under our share repurchase program, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, our ability to meet ESG goals and commitments and execute our ESG strategy, other factors that may impact ASML’s business or financial results, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2024 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Forward looking statements